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June 29, 2018

VIA EDGAR TRANSMISSION

Irene Paik
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                            Elanco Animal Health Incorporated
Draft Registration Statement on Form S-1
Submitted May 25, 2018
CIK No. 0001739104

Dear Ms. Paik:

On behalf of our client, Elanco Animal Health Incorporated, an Indiana corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to the Company, dated June 22, 2018. In connection with these responses, we are confidentially submitting, electronically via EDGAR, an amended (“Amendment No. 1”) Draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company (CIK No. 0001739104).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Prospectus Summary

Overview, page 1

1.                                     Please revise to clarify the basis for the statements that you are a leader in the U.S. in the disease prevention category and that you are a leader in providing alternatives to antibiotic.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 67 and 90 to reflect that it is a leader in the U.S. in the disease prevention category based on share of revenue and that it is a leader in providing vaccines as alternatives to antibiotics based on share of revenue.

Risks Associated with Our Business, page 10

2.                                     Please revise the description of your strengths, strategy and risks factors to ensure a balanced presentation. The risk factor discussion should be as prominent in detail and presentation as the discussion of your strengths and strategy. Please relocate the risk factor discussion to immediately follow the discussion of your strengths, expand each bullet to provide additional detail and highlight any risks relating to the separation and changes to your business by addressing them first.

In response to the Staff’s comment, the Company has revised its disclosure starting on page 9.  Because the revised risk factor presentation includes risks relating to its strategies, the Company has placed the risk factor discussion immediately after the strategy section.

Non-GAAP Financial Measures, page 17

3.                                     In footnote (d) to your reconciliation of adjusted net income to reported net loss you indicate that “in jurisdictions where the adjustments create net operating loss positions, we applied the applicable tax rate that includes the tax effect of valuation allowances.” As most of your non-GAAP adjustments are income adjustments we are unclear how such adjustments could create net operating loss positions. Please explain in further detail the meaning of your disclosure and how you arrived at the tax effect of adjustments for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 19 to clarify the explanation of how the tax effect of the non-GAAP adjustments was determined in the calculation of Adjusted Net Income.  The Company advises the Staff that during the years presented, the Company had deferred tax assets related to net operating losses that were offset by valuation allowances.  The non-GAAP adjustments, which in total remove expense items from the Reported Net Loss, resulted in pre-tax non-GAAP Adjusted Net Income, in contrast to a pre-tax GAAP loss.  As the income tax benefit of the net operating losses was not recognized in the historical financial statements because of the valuation allowances, the tax effect of the non-GAAP adjustments was determined by applying the applicable local tax rate and further adjusted for the tax effect of the beneficial reversal of the valuation allowances.

Selected Historical Combined Financial Data, page 56

4.                                     We note that you have included placeholders for basic and diluted net (loss) income per share as well as basic and diluted weighted average shares outstanding for each period presented in your summary historical financial data on page 15 and your selected historical financial data on page 57. Please tell us how you calculated the number of shares considered outstanding. To the extent the share amounts reflect the number of shares of your common stock expected to be outstanding following the offering, these amounts should be clearly labeled as pro forma and presented for the latest fiscal year and interim period only in the filing.

In response to the Staff’s comment, the Company has revised its disclosure on pages 17 and 59 to remove the disclosure of net (loss) income per share and the basic and diluted weighted average shares outstanding for the historical periods and to specifically label the disclosed amounts as pro forma.  The Company advises the Staff that the Company will calculate the net income (loss) per share for the pro forma periods based on the number of shares of common stock expected to be outstanding following the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development, page 77

5.                                     Please disclose your research and development expenses incurred by nature or by product for the periods presented, or revise the disclosure to indicate why disaggregated information is not disclosed.

In response to the Staff’s comment, the Company has revised its disclosure on page 72 to disclose that the Company does not disaggregate its research and development expenses incurred by nature or product as such information is not used or maintained by management in managing the business.

Liquidity and Capital Resources, page 78

6.                                     Given the significance of your foreign operations, please enhance your liquidity disclosures to quantify the amount of foreign cash and cash equivalents as of the most recent balance sheet date. Please also address the potential impact of having cash outside the United States on your liquidity.

In response to the Staff’s comment, the Company has revised its disclosure on page 80 to provide further disclosure regarding the cash it expects to hold in the U.S. and outside the U.S. upon separation and the impact on the Company’s liquidity.

Because the Company’s combined historical financial statements only reflect cash in legal entities that will become part of the Company upon the Separation, and foreign cash and cash equivalents held in Eli Lilly’s centralized cash management system are not reflected in the combined financial statements, the Company has not presented quantitatively amounts held at the most recent balance sheet date, as it believes that any amount that ties to the same basis of presentation would not be representative of cash balances following the Separation.  Instead, in response to the Staff’s comment, the Company has disclosed qualitatively that in light of its significant operations outside the U.S., it expects to generate a significant portion of its cash outside the U.S.

Certain Relationships and Related Party Transactions, page 142

7.                                     You disclose that prior to or concurrently with the completion of the offering, you intend to enter into various agreements with Lilly (e.g., tax matters agreement, R&D collaboration and license agreement). Please disclose in greater detail the contractual obligations and responsibilities of both parties, and the financial terms of each of the agreements. Please also tell us how you considered reflecting the financial obligations under the agreements within your contractual obligations table or in the note therein on page 80.

In response to the Staff’s comment, the Company has updated the disclosure relating to these agreements to provide additional detail with respect to the expected contractual obligations and responsibilities of both parties and the financial terms of such agreements.  Please refer to pages 145 to 150. The Company notes that these agreements have not yet been entered into and are subject to ongoing negotiation, and therefore in response to the Staff’s comment, the Company will continue to update the summaries in future amendments to reflect additional detail as terms are finalized. The Company further advises the Staff that it has analyzed whether any expected financial or other obligations arising under these agreements would constitute contractual obligations of the type that would be reportable on its contractual obligations table pursuant to Item 303(a)(5), and it has determined that they would not be. For instance, while under the transitional services agreement, the Company has the right to continue to receive from Lilly or its affiliates certain services, based on an agreed pricing mechanism, this arrangement is not a “purchase obligation” as defined by Item 303(a)(5)(ii) of Regulation S-K because the Company is not bound to purchase fixed or minimum quantities of services. Similarly, the arrangements do not constitute long-term debt obligations, capital or operating lease obligations, or other long-term liabilities reflected on the Company’s balance sheet under GAAP.

Report of Independent Registered Public Accounting Firm, page F-2

8.                                     Please have your auditors revise their report so it is addressed to your shareholders and board of directors, as required by PCAOB Auditing Standard 3101.

In response to the Staff’s comment, the auditors have revised their report on page F-2.

Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies, page F-9

9.                                     On page F-9 you indicate that provisions for returns, discounts and rebates are established in the same period the related sales are recognized. Please provide us with a roll forward of the liability for each estimate for each period presented showing the following:

•                 Beginning balance,

•                 Current provision related to sales made in current period,

•                 Current provision related to sales made in prior periods,

•                 Actual returns or credits in current period related to sales in current period,

•                 Actual returns or credits in prior period related to sales in prior period, and

•                 Ending balance.

Tell us your consideration of providing this information in your filing including a discussion of the effect that changes in your estimates had on your revenues and operations in your MD&A.

In response to the Staff’s comment, the Company informs the Staff that all of its provisions related to revenue incentives (rebates and discounts) are reflected in the Company’s sales rebates and discounts liability on the combined balance sheet and its reserve for returns is reflected in other liabilities on the combined balance sheet.  The Company’s total lability for revenue incentives at December 31, 2017 was $155 million and reserve for returns was $21 million.  The most significant component of the liability for revenue incentives is in the US, representing approximately 70% of the total liability (no other country was individually significant).

The Company provides the following roll forward of the rebates and discounts liability in the United States.

Year ended 31-Dec-17
Beginning balance	$(105,537,743)
Reduction of net sales due to revenue incentives	(228,048,298)
Cash payments of discounts and rebates	229,332,774
Ending Balance	$(104,253,267)

The roll forward is presented in a format consistent with how the Company maintains and monitors the liability, which reflects a net reduction of revenue due to revenue incentives.  While the Company does not differentiate between prior period and current period for the adjustment to net sales for revenue incentives in its roll forward, the Company does complete an assessment at the end of each period to determine the cause of the change and to estimate the impact of prior period sales.  The prior period adjustment of the estimate for revenue incentives and returns to the actual results was less than 1 percent of combined sales in the most recent period, which is consistent with the Company’s overall experience.

In response to the Staff’s comment, the Company has considered further the impact of the reserves on its revenue and its results and the disclosures included in MD&A and has revised its disclosure on page 83 to include a critical accounting policy related to revenue and the impact of the revenue incentives and returns.

Note 4 — Acquisitions, page F-12

10.                              We note your disclosure of the total estimated fair value of assets acquired and liabilities assumed from the Galliprant Acquisition on page F-14. It does not appear that the contingent consideration of $43.6 million was included in the total consideration transferred.  Please revise or advise.

In response to the Staff’s comment, the Company has revised the table on page F-14 to rename the line “total consideration” to “total cash paid.”  The Company advises the Staff that the total consideration transferred includes both the cash paid and the contingent consideration as disclosed on page F-14.

Note 8 — Goodwill and Other Intangibles, page F-19

11.                              Given the significance of goodwill and other intangible assets to your balance sheet, please expand to provide robust and comprehensive disclosure regarding your impairment testing policies, including a description of key assumptions used and how the key assumptions are determined, and a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

In response to the Staff’s comment, the Company has revised its critical accounting policy disclosure on page 84 to provide a more detailed description of the key assumptions used in impairment testing, how the assumptions are determined and the impact of a change in any such assumptions.  The Company has also expanded its disclosure in Note 8 of the consolidated financial statements on pages F-19 and F-20.

Note 15 — Geographic and Product information, page F-37

12.                              You disclose that you operate as a single operating segment. Please tell us how you have assessed whether your five product categories or four geographic regions represent operating segments under ASC 280-10-50-1. Describe the frequency and contents of the discreet financial information for the product categories and/or geographic regions that is regularly reviewed by the CODM to make decisions about resources to be allocated and assess performance.

In response to the Staff’s comment, the Company advises the Staff that the CODM oversees and makes the business process and resource allocation decisions globally across the consolidated business. The strategic decisions are managed globally with global functional leaders responsible for determining significant costs/investments and with regional leaders responsible for overseeing the execution of the global strategy.  The financial information regularly reviewed by the CODM is consistent with his management of the business on a global basis.  The financial information regularly reviewed by the CODM related to product categories is limited to revenue information by product category.  The financial information regularly reviewed by geographic region is limited to revenue information and specific direct manufacturing and selling costs.  There is no financial information regularly reviewed by the CODM that provides R&D or the majority of the manufacturing costs (cost of sales) by region or product, as all of these costs are managed on a global basis.  There is no information regularly reviewed by the CODM on a product category or regional basis that provides meaningful information on a regional or product basis to allocate resources and assess performance.  Based on these factors, and the overall assessment of the Company’s organization as described below, the Company concluded it has a single operating segment.  The Company has summarized below the guidance in ASC 280-10-50-1 and the Company’s detailed assessment of the guidance.

ASC 280-10-50-1 defines an operating segment as a component of a public entity that meets all of the following criteria:

(a)         it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

(b)         its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance; and

(c)          its discrete financial information is available.

None of the Company’s product categories, regions nor global functions meets all of the foregoing criteria.  The Company’s assessment of each of the criterion is as follows:

(a)         It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

The Company’s business activities include the innovation, development, manufacturing and marketing of products for companion and food animals.  Each region represented by local sales and marketing functions and each product category engages in business activities in which it may earn revenues and incur expenses. The Company also considered its global functions including its global manufacturing, global R&D, global quality and global marketing and global administrative groups and found that none of these functions meet this criterion as they do not earn revenues.

(b)         Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

On a monthly basis, the CODM regularly reviews the following information to assess business performance and allocate resources:

•                  Revenue by region and by product, along with budget to actual information.

•                  Direct cost of sales by region.  Direct cost of sales includes only direct regional freight costs and in-country distribution costs, which in the aggregate represents less than 10% of total cost of sales.  The remaining cost of sales (representing greater than 90% of the total cost of sales) is managed and reviewed on a global basis.

•                  Direct selling and marketing expenses by region.

•                  Global manufacturing costs on a consolidated basis.

•                  Global operating expenses (including R&D) on a consolidated basis.

The financial information reviewed by the CODM does not include a profit metric by region or product that can be used to assess performance and make decisions about how resources should be allocated because it excludes significant costs of the business, including R&D and the majority (greater than 90%) of cost of sales.

The regional and product revenues together with the regional direct cost of sales and regional direct selling and marketing expenses inform the CODM on how locally managed direct costs are moving in proportion to revenue and in comparison to budget.  Further, the CODM uses the limited regional information to understand how the execution of the annual plan developed at the global level is progressing.

While the limited regional financial information described above is reviewed by the CODM on a monthly and quarterly basis, the operating results for the consolidated business are the primary focus of the CODM when assessing the Company’s business performance and making resource allocation and key operating decisions, such as budgeting decisions; setting product strategies; pursuing acquisitions and/or alliances, divestitures and/or restructuring decisions; and setting compensation measures.  Further, significant costs are not allocated to, or reviewed by, the CODM at a regional or product level.  This is also evidenced by the fact that many of the Company’s significant operational costs, such as R&D and manufacturing, are structured to support the entire combined organization, as managed by the executive responsible for each of these areas on a global basis.  Furthermore, the focus on consolidated business results for performance assessment and key operational and resource allocation decisions is corroborated by the use of the Company’s consolidated results for incentive compensation determinations instead of operating results for any specific region or product line. Examples of decisions that are made on a global basis that directly or indirectly impact the regions include items such as manufacturing for a new product and sales force optimization.

As discussed above, the key operating decisions made by the CODM, most significantly, resource allocation decisions related to R&D and manufacturing, are focused on the consolidated business and are not based upon the operating results of any specific region or product line.  Therefore, the Company concluded that this criterion was satisfied only on a consolidated basis and not for any other component of the business.

(c)          Its discrete financial information is available.

ASC 280 does not provide a definition of discrete financial information.  In assessing this discrete financial information criterion, the Company considered whether there was any form of profitability that would provide the CODM meaningful financial information to assess business performance and allocate resources.  The Company acknowledges this measure does not need to reflect a fully allocated cost basis for the CODM to make a meaningful decision; however, as discussed below, in the Company’s case the portion allocation does not produce a meaningful measure.

As discussed above the financial information regularly reviewed by the CODM, which is consistent with the information provided to the Company’s board of directors, does not provide any meaningful profit information by region or product.  The financial information by region and product, as described above, is limited to revenue (by geography and product) and direct cost of sales and direct selling and marketing expense by region.  The expense information at the regional level excludes a substantial portion of the Company’s operating expenses including R&D and over ninety percent of the cost of sales, which are both managed on a consolidated basis.  The Company considered whether this limited information was adequate to calculate a profit metric that would meet the definition of discrete information.  Any profit metric that could be calculated based on the information regularly reviewed by the CODM would exclude a substantial portion of the Company’s costs, specifically the majority of cost of sales and the Company’s R&D costs.  Accordingly, any such measure would not provide the information necessary to assess business performance and allocate resources.

Based on the information regularly reviewed by the CODM, the Company has concluded that discrete information only exists on a consolidated basis.

Based on the Company’s assessment of the guidance in ASC 280-10-50-1 the Company determined that it has one operating segment.  This conclusion is consistent with the process by which the CODM makes decisions about resource allocation and assesses performance including the level at which the financial information is reviewed by the CODM for purposes of assessing performance and making resource allocation decisions, the nature of the Company’s business activities, the Company’s management structure, the information expected to be provided to the board of directors, the Company’s compensation structure, and the Company’s budgeting and financial review process.

13.                              We note that non-U.S. revenue represented more than 50 percent of total revenue for all periods presented. Please confirm that no single non-U.S. country represents 10 percent or more of total revenue in any of the three years ended December 31, 2017. Refer to ASC 280-10-50-41.

In response to the Staff’s comment, the Company confirms that no single non-U.S. country represents 10 percent or more of total revenue in any of the three years ended December 31, 2017.

Exhibits

14.                              We note that you have included “form of” related party agreements in the Exhibits index. Please confirm that final, signed agreements will be filed as exhibits in a pre-effective amendment. Please also confirm that the Senior Notes and credit agreements to be entered into prior to the completion of the offering will also be filed as exhibits.

The Company acknowledges the Staff’s comment and advises the Staff that the related party agreements are not expected to be entered into until the closing of the offering following effectiveness of the Registration Statement.  The Company advises the Staff that it will file forms of such agreements in accordance with the Instructions to Item 601 of Regulation S-K. The Company further advises the Staff that it intends to file final, signed agreements on a post-effective Form 8-K.  The Company confirms that it will file final, executed versions of the indenture governing the Senior Notes and the credit agreement as exhibits in a pre-effective amendment to the Registration Statement, to the extent, as currently contemplated, those agreements are entered into on a pre-effective basis.

General

15.                              Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company confirms that it will provide the Staff proofs of all graphic, visual, or photographic information it will include in the printed prospectus prior to their use and acknowledges that the Staff may have comments regarding such materials.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8893.

Sincerely yours,

/s/ Corey R. Chivers

Corey R. Chivers
Weil, Gotshal & Manges LLP

cc:                                Michael-Bryant Hicks
General Counsel
Elanco Animal Health Incorporated

Patrick O’Brien
Paul Kinsella
Ropes & Gray LLP